
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
440

| SEC FILE NUMBER |
| 8- /0938 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/10__ AND ENDING __12/31/10__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUPREE & COMPANY, INC.

| | OFFICIAL USE ONLY |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) | FIRM I.D. NO. |

125 SOUTH MILL STREET
_____
                        (No. and Street)

| LEXINGTON | KENTUCKY | 40507-1683 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN GRIMES, III   (859) 254-7741
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEAN DORTON ALLEN FORD
_____
            (Name – if individual, state last, first, middle name)

| 106 WEST VINE STREET, SUITE 600 | LEXINGTON | KY | 40507 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Allen E. Grimes, III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Dupree & Company, Inc. _____ , as

of _____ December 31 _____ , 20_10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

C. L. J. S.
_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Communicators. Innovators. Complex problem-solvers. We thrive on solving our clients' most critical accounting challenges—balancing conservative approaches with innovative, strategic thinking.

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2010 and 2009
with Independent Auditors' Report Thereon

CONTENTS

Independent Auditors' Report

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of and for the year ended December 31, 2009, were audited by Dean Dorton Ford, PSC, whose report dated January 29, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dean Dorton Allen Ford, PLLC

February 22, 2011
Lexington, Kentucky

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2010 and 2009

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 261,590	$ 373,042
Accounts receivable	427,221	403,845
Prepaid expenses	5,600	-
Total current assets	694,411	776,887
Trading securities, at market	7,119	5,946
Property and equipment, net	58,079	42,663
Total assets	$ 759,609	$ 825,496
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 16,380	$ 26,698
Accrued expenses	30,927	13,700
Total liabilities	47,307	40,398
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	639,896	712,692
Total stockholders' equity	712,302	785,098
Total liabilities and stockholders' equity	$ 759,609	$ 825,496

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Investment advisory and transfer agent fees	$ 6,377,280	$ 5,848,240
Interest	2,126	2,953
Unrealized gain (loss) on trading securities	1,173	(1,467)
Total revenue	6,380,579	5,849,726
Expenses:		
Salaries	2,541,052	2,544,359
Taxes and licenses	224,603	199,135
Insurance	91,676	94,499
Rent	91,508	88,142
Professional fees	83,061	62,158
Shareholder maintenance and dealer agreements	76,723	102,859
Dues and subscriptions	69,240	61,039
Advertising	34,930	11,647
Maintenance and repairs	34,700	25,826
Office supplies and expenses	31,889	37,302
Regulatory fees	19,790	9,492
Bank service charges	19,057	15,299
Depreciation	18,809	12,915
Telephone	9,770	10,075
Travel and entertainment	8,654	12,702
Postage and shipping	5,448	7,149
Contributions	2,900	15,100
Other operating expenses	377	1,071
Total expenses	3,364,187	3,310,769
Net income	$ 3,016,392	$ 2,538,957

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2010 and 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2008	$ 68,000	$ 4,406	$ 793,569	$ 865,975
Net income	-	-	2,538,957	2,538,957
Dividends	-	-	(2,619,834)	(2,619,834)
Balances, December 31, 2009	68,000	4,406	712,692	785,098
Net income	-	-	3,016,392	3,016,392
Dividends	-	-	(3,089,188)	(3,089,188)
Balances, December 31, 2010	$ 68,000	$ 4,406	$ 639,896	$ 712,302

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 3,016,392	$ 2,538,957
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) loss on trading securities	(1,173)	1,467
Depreciation	18,809	12,915
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	(23,376)	89,726
Prepaid expenses	(5,600)	-
Accounts payable	(10,318)	16,533
Accrued expenses	17,227	2,121
Net cash provided by operating activities	3,011,961	2,661,719
Cash flows from investing activities:		
Purchase of property and equipment	(34,225)	(16,207)
Net cash used in investing activities	(34,225)	(16,207)
Cash flows from financing activities:		
Dividend distributions	(3,089,188)	(2,619,834)
Net cash used in financing activities	(3,089,188)	(2,619,834)
Net (decrease) increase in cash and cash equivalents	(111,452)	25,678
Cash and cash equivalents, beginning of year	373,042	347,364
Cash and cash equivalents, end of year	$ 261,590	$ 373,042
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 81,337	$ 72,778

See accompanying notes.

5

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky Corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which include both debt securities and equity securities with readily determinable fair values, are measured at fair value in the statement of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company does not have a capitalization threshold.

Depreciation expense during 2010 and 2009 was $18,809 and $12,915, respectively. The Company has no planned major maintenance activities.

2. **Summary of Significant Accounting Policies, continued**

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year.

Advertising Expense

The Company expenses all costs associated with advertising as they are incurred. Advertising expense was $34,930 and $11,647 for 2010 and 2009, respectively.

Income Taxes

The Company, with consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements . State and local taxes of $30,927 and $13,700, however, have been accrued as of December 31, 2010 and 2009, respectively.

The Company has evaluated the tax positions taken on all income tax returns that remain open to examination by the respective taxing authorities. The Company does not believe that there are any uncertain tax positions on those returns that require recognition or disclosure in the financial statements.

Subsequent Events

Management has evaluated subsequent events for accounting and disclosure requirements through February 22, 2011, the date that the financial statements were available to be issued.

Reclassifications

Certain 2009 amounts have been reclassified to conform with the 2010 financial statement presentation with no impact on total assets, liabilities, stockholders' equity or net income.

3. Trading Securities

Trading securities consist of the following as of December 31:

	2010		2009	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 7,119	$ 2,200	$ 5,946	$ 2,200

The Company has determined the fair value of certain assets and liabilities through application of GAAP. Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities valued using level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2010				
Trading securities	$ 7,119	$ 7,119	$ -	$ -
December 31, 2009				
Trading securities	$ 5,946	$ 5,946	$ -	$ -

4. Property and Equipment

Property and equipment consists of the following as of December 31:

	2010	2009
Office furniture and equipment	$ 551,862	$ 523,301
Leasehold improvements	28,224	22,560
	580,086	545,861
Less: accumulated depreciation	(522,007)	(503,198)
Property and equipment, net	$ 58,079	$ 42,663

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2010, the Company had net capital as defined by Rule 15c3-1 of $629,430, which was $379,430 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0752 to 1.

As of December 31, 2009, the Company had net capital as defined by Rule 15c3-1 of $721,800, which was $471,800 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0560 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), dated November 1, 2010, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2011, and thereafter for annual periods, if renewed.

The Company also serves as the investment advisor pursuant to investment advisory agreements dated November 1, 2010, which remain in effect until October 31, 2011, and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the mutual funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, and 0.35% over $500,000,000. For 2010 and 2009, the Company waived investment advisory fees of $77,189 and $76,685, respectively.

6. **Investment Advisory and Transfer Agent Fees, continued**

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement renewed November 1, 2010. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. **Employee Benefit Plan**

The Company sponsors a 401(k) plan for all eligible employees. The plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $16,500 in 2010 and 2009. The Company does not match employee contributions.

8. **Contingencies and Commitments**

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

2011	$	90,319
2012		92,111
2013		93,955
2014		95,851
2015		97,790
Thereafter		287,630
	$	757,656

Rental expense charged to operations for 2010 and 2009 was $91,508 and $88,142, respectively.

Employment Agreement

Under an employment agreement, the Company is obligated to pay a retired employee as a consultant $30,000 a year until death.

8. **Contingencies and Commitments, continued**

Service Agreement

In June 2010, the Company entered into a service agreement with Sungard Shareholder Systems (Sungard). The Company will utilize Sungard's transfer agent software once fully functional in 2011. The Company agrees to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement expires in 2015 and may be renewed on a year-by-year basis following expiration.

9. **Concentrations Risk**

Customer Concentration

The Company has a concentration of credit risk in that it periodically maintains bank accounts which, at times, may exceed the coverage provided by the Federal Deposit Insurance Corporation (FDIC). On July 21, 2010, U.S. Congress passed legislation that permanently increases the coverage from $100,000 to $250,000 for each depositor. On November 9, 2010, legislation was passed providing unlimited insurance coverage for noninterest-bearing transaction accounts through December 31, 2012. However, the $250,000 threshold still applies for interest-bearing accounts. Total amounts in excess of amounts insured by the FDIC were $75,612 and $165,424, as of December 31, 2010 and 2009, respectively.

Credit Risk

The Company derives a major portion of its revenue from Dupree-organized mutual funds. During 2010 and 2009, revenues from Dupree-organized mutual funds aggregated $6,377,280 and $5,793,541, respectively. As of December 31, 2010 and 2009, amounts due from these funds included in accounts receivable were $427,221 and $403,845, respectively.

DUPREE & COMPANY, INC.
Supplementary Information

DEAN ‖ DORTON ‖ ALLEN ‖ FORD, PLLC

Independent Auditors' Report
on Supplementary Information Required
by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the financial statements of Dupree & Company, Inc. as of and for the year ended December 31, 2010, and our report thereon dated REP DATE, which expressed an unqualified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information, as of for the year ended December 31, 2010, has been subjected to the auditing procedures applied in the audit of the 2010 financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The supplementary information, as of and for the year ended December 31, 2009, was audited by Dean Dorton Ford, PSC, whose report dated January 29, 2010, expressed an opinion that the 2009 supplementary information was fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

Dean Dorton Allen Ford, PLLC

February 22, 2011
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

www.ddafcpa.com

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response......12.00

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
            4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

DUPREE & COMPANY, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

125 SOUTH MILL STREET [20]
                        (No. and Street)

LEXINGTON [21]   KENTUCKY [22]   40507-1683 [23]
        (City)   (State)   (Zip Code)

SEC FILE NO.
8-10938 [14]
FIRM I.D. NO.

1697 [15]
FOR PERIOD BEGINNING (MM/DD/YY)

01/01/2010 [24]
AND ENDING (MM/DD/YY)

12/31/2010 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN E. GRIMES, III, PRESIDENT [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

(Area Code) — Telephone No.

(859) 254-7741 [31]
OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 _____
Manual signatures of:

1) _____
    Principal Executive Officer or Managing Partner
2) _____
    Principal Financial Officer or Partner
3) _____
    Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DEAN DORTON ALLEN FORD, PLLC | 70

ADDRESS

106 W. VINE STREET, STE 600 | 71 | LEXINGTON | 72 | KENTUCKY | 73 | 40507 | 74
Number and Street | City | State | Zip Code

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76

[ ] Accountant not resident in United States | 77
or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2010 | 99
SEC FILE NO. 8-10938 | 98
Consolidated | 198
Unconsolidated | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 211,590	200			$ 211,590	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	57,119	424				
	E. Spot commodities		430			57,119	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $	130					
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $	150					
	B. Other securities $	160					
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $	170					
	B. Other securities $	180					
8.	Memberships in exchanges:						
	A. Owned, at market $	190					
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	415,671	480	7,942	670	423,613	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	58,079	680	58,079	920
11.	Other assets		535	9,208	735	9,208	930
12.	TOTAL ASSETS	$ 684,380	540	$ 75,229	740	$ 759,609	940

OMIT PENNIES

BROKER OR DEALER	as of 12/31/10
DUPREE & COMPANY, INC.	

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	47,307 [1205]	[1385]	47,307 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 47,307 [1230]	$ [1450]	$ 47,307 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	▾15 $	[1770]
22. Partnership (limited partners) ▾11 ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		68,000 [1792]
C. Additional paid-in capital		4,406 [1793]
D. Retained earnings		639,896 [1794]
E. Total		[1795]
F. Less capital stock in treasury	▾16 (	[1796]
24. TOTAL OWNERSHIP EQUITY	$	712,302 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	759,609 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of __12/31/10__
DUPREE & COMPANY, INC.	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __712,302__ [3480]
2. Deduct ownership equity not allowable for Net Capital .... [19] ( )[3490]
3. Total ownership equity qualified for Net Capital .... __712,302__ [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ __712,302__ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ __75,229__ [3540]
   B. Secured demand note delinquency .... [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] (__75,229__)[3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... [20] $ __637,073__ [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Exempted securities .... [18] [3735]
      2. Debt securities .... [3733]
      3. Options .... [3730]
      4. Other securities .... __7,643__ [3734]
   D. Undue Concentration .... [3650]
   E. Other (List) .... [3736] (__7,643__)[3740]

10. Net Capital .... $ __629,430__ [3750]

OMIT PENNIES

[30]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of __12/31/10__
DUPREE & COMPANY, INC.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6^{2}/_{3}$% of line 19)	$ _____	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 250,000	3760
14. Excess net capital (line 10 less 13)	$ 379,430	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂	$ 379,430	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 47,307	3790
17. Add:				
A. Drafts for immediate credit ....₂₁	$ _____	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ _____	3810		
C. Other unrecorded amounts (List)	$ _____	3820	$ _____	3830
18. Total aggregate indebtedness			$ 47,307	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 7.52	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 7.52	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ _____	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....₂₃	$ _____	3880
23. Net capital requirement (greater of line 21 or 22)	$ _____	3760
24. Excess capital (line 10 less 23)	$ _____	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ _____	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6^{2}/_{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC.

For the period (MMDDYY) from 01/01/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		[3935]
b. Commissions on listed option transactions			[3938]
c. All other securities commissions			[3939]
d. Total securities commissions			[3940]
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			[3945]
b. From all other trading			[3949]
c. Total gain (loss)			[3950]
3. Gains or losses on firm securities investment accounts			[3952]
4. Profit (loss) from underwriting and selling groups			[3955]
5. Revenue from sale of investment company shares			[3970]
6. Commodities revenue			[3990]
7. Fees for account supervision, investment advisory and administrative services		6,379,406	[3975]
8. Other revenue		1,173	[3995]
9. Total revenue	$	6,380,579	[4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		540,000	[4120]
11. Other employee compensation and benefits		2,125,808	[4115]
12. Commissions paid to other broker-dealers			[4140]
13. Interest expense		19,057	[4075]
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		203,051	[4195]
15. Other expenses		476,271	[4100]
16. Total expenses	$	3,364,187	[4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	3,016,392	[4210]
18. Provision for Federal income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			[4224]
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items	$	3,016,392	[4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	140,288	[4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   DUPREE & COMPANY, INC.

For the period (MMDDYY) from 01/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 785,098 [4240]
   A. Net income (loss) .... 3,016,392 [4250]
   B. Additions (Includes non-conforming capital of .... 29 $ [4262]) [4260]
   C. Deductions (Includes non-conforming capital of .... $ [4272]) 3,089,188 [4270]

2. Balance, end of period (From item 1800) .... $ 712,302 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... 30 $ [4300]
   A. Increases .... [4310]
   B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ [4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC.	as of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm▾$_{30}$ _____ | 4335 | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
▾$_{31}$	4600	4601	4602	4603	4604	4605
▾$_{32}$	4610	4611	4612	4613	4614	4615
▾$_{33}$	4620	4621	4622	4623	4624	4625
▾$_{34}$	4630	4631	4632	4633	4634	4635
▾$_{35}$	4640	4641	4642	4643	4644	4645

Total $▾$_{36}$ NONE | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

Comments on Net Capital and Reserve Requirements

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of the Company for the year ended December 31, 2010, with the Company's most recent unaudited computations as contained in the FOCUS Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

	Computations per latest Form X-17A-5	Computations per Audit
Total capital	$ 712,302	$ 712,302
Deductions from net worth	82,872	82,872
Net capital	$ 629,430	$ 629,430
Minimum net capital required:		
Aggregate indebtedness	$ 47,307	$ 47,307
Required percentage	0.0667	0.0667
Minimum net capital based on indebtedness	$ 3,155	$ 3,155
Net capital in excess of required $250,000 minimum	$ 379,430	$ 379,430
Ratio of aggregate indebtedness to net capital	0.075	0.075

There were no differences found to exist between the most recent unaudited computation and the audited computation as contained in the FOCUS Report - Part II, for determining reserve requirements under Rule 15c3-3.

Dean Dorton Allen Ford, PLLC

February 22, 2011
Lexington, Kentucky

DEAN ‖ DORTON ‖ ALLEN ‖ FORD _{PLLC}

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. (the Company) for the year ended December 31, 2010, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dupree & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

www.ddafcpa.com

Dupree & Company, Inc.
December 31, 2010
Page 2

Because of the inherent limitations in any internal control structure or the practice and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Dean Dorton Allen Ford, PLLC

February 22, 2011
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

www.ddafcpa.com

First Trust Centre
200 South Fitfh Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

